Mr. Justin Dobbie, Legal Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C.20549

September 18, 2017

Re:	Arcimoto, Inc.

Offering Statement on Form 1-A

Post-qualification Amendment No. 1

Filed September 14, 2017

File No. 024-10710

Dear Mr. Dobbie:

We acknowledge receipt of comments in your letter of September 15, 2017, which we have set out below, together with our responses.

General

1.	Refer to the third paragraph on page F-3. The audit report of DBB McKennon states that its audit was conducted “in accordance with auditing standards generally accepted in the United States. . . .” Form 8-A may be used for concurrent Exchange Act registration to the extent that the audited financial statements are audited in accordance with the standards of the PCAOB. Please have the independent auditor revise its report accordingly. Refer to General Instruction A.(a) to Form 8-A.

The audit report of dbbmckennon has been updated to reflect that the audit has been conducted in accordance with the standards of the Public Company Accounting Oversight Board.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Arcimoto, Inc. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

KHLK LLP

cc: Mark Frohnmayer

Arcimoto Inc.